January 25, 2008

Christian N. Windsor

United States Securities and Exchange Commission

Mail Stop 4563

450 5th Street

Washington, D.C. 20549

RE:	The South Financial Group, Inc. Definitive 14A Filed March 19, 2007 File No. 00-15083

Dear Mr. Windsor:

This letter is provided with respect to the letter dated January 15, 2008 of the United States Securities and Exchange Commission (the “Commission”) sent with respect to the above referenced proxy statement (the “2007 Proxy Statement”).

We will provide our response to your comments on or before the close of business on February 12, 2008.

Should you have any questions regarding this response letter, please contact me at 864-255-4777. Thank you.

Sincerely,

The South Financial Group, Inc.

By:	/s/ William P. Crawford, Jr. William P. Crawford, Jr. Executive Vice President and General Counsel